Dynea International Oy


Management discussion and analysis for the three and six month periods ended June 30, 2003

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International's actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International's actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International's results for the period from January 1, 2003 to June 30, 2003 are not necessarily indicative of results that will be achieved during the year ending December 31, 2003.

Beginning in the first quarter of 2003, Dynea International divided its Bonding and Surfacing segment into two operating segments to better reflect the ongoing operations. Prior periods have been restated to reflect this change. The two segments reported are panel board resins and industrial and surfacing. In addition, other operations and discontinued operations are reported separately.

The segments listed below are described in this report for the three and six-month periods ended June 30, 2003:

Panel Board Resins consist of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fibreboard ("MDF") and oriented strand board ("OSB"). Dynea International manufactures panel board resins in 34 plants in 23 countries. Most of the panel board resins plants also manufacture products for the industrial and surfacing segment.

Industrial and Surfacing includes industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays manufacture both industrial and decorative paper overlays.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

Discontinued Operations includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation. These operations were sold in January 2003.

Operating results for the three and six month periods ended June 30, 2003 compared to operating results for the three and six month periods ended June 30, 2002.

The financial data for the three and six month periods set out below are derived from Dynea International's consolidated profit and loss accounts for that period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

                                  3 months ended   3 months ended   6 months ended   6 months ended
                                   June 30, 2003    June 30, 2002    June 30, 2003    June 30, 2002
Sales
     Panel Board Resins                 126.5            118.5            245.9            234.3
     Industrial and Surfacing           119.2            101.7            240.2            198.9
     Other Operations                     7.4              6.7             14.7             13.0
     Discontinued Operations                -             18.1                -             37.0
     ----------------------------------------------------------------------------------------------
     Total.....................         253.1            245.0            500.8            483.2
Primary Operating Expenses(1)
     Panel Board Resins                (116.4)          (104.7)          (227.6)          (207.3)
     Industrial and Surfacing          (110.9)           (89.5)          (220.6)          (173.8)
     Other Operations                   (10.8)            (9.4)           (20.7)           (18.0)
     Discontinued Operations                -            (16.2)               -            (33.2)
     ----------------------------------------------------------------------------------------------
     Total.....................        (238.1)          (219.8)          (468.9)          (432.3)
EBITDA(2)
     Panel Board Resins                  10.1             13.8             18.3             27.0
     Industrial and Surfacing             8.3             12.2             19.6             25.1
     Other Operations                    (3.4)            (2.7)            (6.0)            (5.0)
     Discontinued Operations                -              1.9                -              3.8
     ----------------------------------------------------------------------------------------------
     Total.....................          15.0             25.2             31.9             50.9
Depreciation and Amortization
     Panel Board Resins                  (5.3)            (5.1)           (10.4)           (10.3)
     Industrial and Surfacing            (6.9)            (6.7)           (13.9)           (13.4)
     Other Operations                    (0.8)            (0.7)            (1.5)            (1.5)
     Discontinued Operations                -             (0.9)               -             (1.8)
     ----------------------------------------------------------------------------------------------
     Total.....................         (13.0)           (13.4)           (25.8)           (27.0)
Profit on sale of operations
     Discontinued Operations                -                -              3.8                -
Operating Profit
     Panel Board Resins                   4.8              8.7              7.9             16.7
     Industrial and Surfacing             1.4              5.5              5.7             11.7
     Other Operations                    (4.2)            (3.4)            (7.5)            (6.5)
     Discontinued Operations                -              1.0              3.8              2.0
     ----------------------------------------------------------------------------------------------
     Total.....................           2.0             11.8              9.9             23.9
     Finance Costs.............         (14.5)            (5.8)           (32.9)           (18.7)
     Shares of Results of Associates
        and Joint Ventures.....           4.5              0.3              9.4             (0.8)
     Income Tax (Expense)/Benefit        (3.5)            (1.7)           (17.2)            (3.1)
     Minority Interest.........          (0.6)            (0.7)            (1.3)            (1.6)
     ----------------------------------------------------------------------------------------------
     Net (Loss)/Profit.........         (12.1)             3.9            (32.1)            (0.3)
     ----------------------------------------------------------------------------------------------


 (1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.
(2) EBITDA, as defined by the company, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. We have excluded restructuring and repositioning charges from EBITDA because we believe this presentation increases comparability from period to period. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).


Sales

Dynea International's sales in the three months ended June 30, 2003 increased 3% to (euro)253.1 million from (euro)245.0 million in the three months ended June 30, 2002. Similarly, Dynea International's sales in the first six months of 2003 increased 4% to (euro)500.8 million from (euro)483.2 million in the first six months of 2002. Excluding the impact of foreign exchange rate fluctuations, Dynea International's sales increased 15% in the first six months of 2002.

Panel Board Resins

Sales from panel board resins increased 7% to (euro)126.5 million in the second quarter of 2003 from (euro)118.5 million in the second quarter of 2002. In addition, sales from panel board resins increased 5% to (euro)245.9 million in the first six months of 2003 from (euro)234.3 million in the first six months of 2002. Sales volumes decreased by 7% in the second quarter of 2003 from the corresponding period in 2002. Similarly, sales volumes decreased by 5% in the first six months of 2003 compared to the first six months of 2002. The increase in sales value in both the second quarter and first half of 2003 is primarily attributable to higher average prices during the first half of 2003. Panel board resin product prices are influenced by raw material prices and due to increases in raw material prices during this period, product prices were higher than in the previous year.


In Europe, especially in Central Europe, the weak economy and difficult market conditions resulted in unchanged sales volumes from panel board resins in the second quarter of 2003 compared with the same period in 2002. Sales volumes from panel board resins decreased by 3% in the first six months ended June 30, 2003 compared with the same period in 2002. However, as sales prices increased during the periods as a result of higher raw material prices, total sales values from panel board resins in Europe grew 15% in the second quarter of 2003 and 13% during the first six months of 2003 compared to the prior periods. The Chemitec companies, which Dynea International acquired from its parent, Dynea Oy, in January 2003, contributed 2% of the increase in sales in the first six months of 2003.

In North America, sales volumes from panel board resins decreased by 10% in the second quarter of 2003 and by 4% in the first six months of 2003 due to shutdowns and curtailments among Dynea International's customers during the period resulting from overcapacity in the panel board industry. Sales value in U.S. and Canadian dollars increased, but the euro denominated sales value decreased by 3% during the second quarter and by 3% first six months of 2003 compared to the same periods in 2002.

In Asia Pacific, the slowdown in demand for panel board resins resulted in a decrease of 17% in sales volume in the second quarter of 2003 compared to the second quarter of 2002. During the first half of 2003, sales volumes of panel board resins decreased 11% from the first half of 2002. Sales values decreased by 2% in the second quarter of 2003 compared to the same period in 2002. However, due to increased sales prices in the first half of 2003, total sales value for the six months of 2003 increased by 1% compared to the six months ended June 30, 2002.

Industrial and Surfacing

Sales from industrial and surfacing increased 17% to (euro)119.2 million in the three months ended June 30, 2003 from (euro)101.7 million in the three months ended June 30, 2002. Similarly, sales from industrial and surfacing increased 21% to (euro)240.2 million in the first half of 2003 from (euro)198.9 million in the first half of 2002.

Within industrial and surfacing, sales from industrial resins increased by 76% during the second quarter of 2003 compared to the second quarter of 2002. Similarly, sales from industrial resins increased by 72% during the first six months of 2003 compared to the corresponding period in 2002. Sales volumes of industrial resins grew 41% in the three months ended June 30, 2003 from the three months ended June 30, 2002. Also, sales volumes of industrial resins were 40% higher in the first half of 2003 compared to the same period in 2002. The Chemitec companies, which Dynea International acquired from its parent, Dynea Oy, in January 2003, contributed 60% of the increase in sales and 38% of the increase in volume in the first six months of 2003. Sales values of industrial resins were negatively affected by the weakness of the U.S. dollar in the second quarter of 2003 and the first six months of 2003.

Sales of wood and specialty adhesives decreased in the second quarter of 2003 compared to the second quarter of 2002 due to low demand in North America and Asia Pacific as well as low demand for powder products. However, sales of wood and specialty adhesives stayed at the same level in the first half of 2003 compared to the first half of 2002. Sales volume decreased by 4% during the second quarter of 2003 compared to the same period in 2002 leading to a 1% lower cumulative sales volume level in the six months ended June 2003 compared to the previous corresponding period.

Sales of paper overlays products decreased 12% in the second quarter of 2003 and 8% in the first half of 2003 compared to the corresponding periods in 2002, primarily due to an unfavorable product mix and the weak U.S. dollar. Sales declined notwithstanding the fact that sales volumes grew 8% in the second quarter of 2003 and 13% in the first six months of 2003 compared to the corresponding periods in 2002 due to increased demand for paper overlays products during the periods.

Other operations

Sales in other operations totaled (euro)7.4 million in the three months ended June 30, 2003 compared to (euro)6.7 million in the three months ended June 30, 2002. Sales in other operations totaled (euro)14.7 million in the six months ended June 30, 2003 compared to (euro)13.0 million in the six months ended June 30, 2002. These sales were predominantly from the operations of Dynea International's PVC manufacturing plant.

Discontinued operations

There were no sales reported from discontinued operations in the three or six months ended June 30, 2003 as opposed to (euro)18.1 million in the three months ended June 30, 2003 and (euro)37.0 million in the six months ended June 30, 2002, due to sale of the Oil Field Chemicals business in January 2003.

Operating profit

Dynea International's operating profit in the second quarter of 2003 decreased to (euro)2.0 million from (euro)11.8 million in the second quarter of 2002. In addition, Dynea International's operating profit in the six months ended June 30, 2003 decreased 59% to (euro)9.9 million from (euro)23.9 million in the three months ended June 30, 2002. The decline for both the quarter and the six months ended June 30, 2003 compared to the prior periods was predominantly due to raw material cost increases and a highly competitive environment.

Depreciation and amortization charges amounted to (euro)13.0 million and
(euro)25.8 million in the three and six months ended June 30, 2003 compared with
(euro)13.4 million and (euro)27.0 million in the three and six months ended June 30, 2002, respectively. Depreciation and amortization charges included goodwill amortization of (euro)5.3 million in the first six months of 2003 and (euro)7.2 million in the first six months of 2002. The decrease in goodwill amortization was due to the sale of the Oil Field Chemicals business.

Panel Board Resins

Operating profit for panel board resins products decreased 45% to (euro)4.8 million in the three months ended June 30, 2003 compared with (euro)8.7 million in the three months ended June 30, 2002. Similarly, operating profit for panel board resins products decreased 53% to (euro)7.9 million in the first half of 2003 compared with (euro)16.7 million in the corresponding period of 2002.

The decrease in operating profit in the second quarter of 2003 and in the first half of 2003 compared to the same periods in 2002 was mainly attributable to increases in operating expenses, which increased 11% to (euro)116.4 million in the second quarter of 2003 from (euro)104.7 million in the second quarter of 2002, and 10% to (euro)227.6 million in the first six months of 2003 from
(euro)207.3 million in the first six months of 2002. The increase in operating expenses was attributable to the increase in the prices of the main raw materials used to make panel board resins products (methanol, phenol, urea and melamine) during the first six months of 2003 as compared to first six months of 2002. The increase in average methanol prices was approximately 80% and for other raw materials the increase varied from 10% to 60% depending on the raw material and market area.

In North America, in the second quarter of 2003, Dynea International's operating profit from panel board resins continued to decline due to increased raw material prices and a general economic downturn, which reduced overall demand for panel board resins. Operating profit from panel board resins in North America in the first half of 2003 was lower than in 2002 as a result of the difficult business environment in the North American market.

In Europe, difficult market conditions continued during the second quarter of 2003. However, Dynea International was able to maintain its operating profit from panel board resins in Europe at almost the same level during the three and six months ended in June 2003 compared to same periods in 2002. This was mainly due to successful procurement of raw materials at favorable prices and increased sale prices.

In Asia Pacific, operating profit was lower for the three and six months ended June 30, 2003 compared to the three and six months ended June 30, 2002 due to increased raw material prices and general market downturn in certain areas.

Depreciation and amortization charges amounted to (euro)5.3 million and
(euro)10.4 million in the three and six months ended June 30, 2003 compared with
(euro)5.1 million and (euro)10.3 million in the three and six months ended June 30, 2002, respectively. Depreciation and amortization charges included goodwill amortization of (euro)1.4 million in the first six months of 2002 and 2003.

Industrial and Surfacing

Operating profit for industrial and surfacing decreased 75% to (euro)1.4 million in the three months ended June 30, 2003 compared with (euro)5.5 million in the three months ended June 30, 2002. Similarly, operating profit for industrial decreased 51% to (euro)5.7 million over the course of the six months ended June 30, 2003 from (euro)11.7 million in the corresponding period of 2002.

Operating profit for industrial resins decreased in the second quarter and first half of 2003 from the corresponding periods in 2002 due to intensive competition, which placed downward pressure on prices, increased raw material prices and economic slowdown in the markets in which Dynea International sells industrial resins.

Operating profit for wood and specialty adhesives decreased in both three and six months ended June 30, 2003 compared to the same periods in 2002 as a result of increases in raw material costs for wood and specialty adhesives during 2003.

High raw material prices and the switch to a less profitable product mix led to a decrease in the operating profit for paper overlays in the second quarter and first half of 2003 compared with the same periods in 2002.

Depreciation and amortization charges amounted to (euro)6.9 million in the three months ended June 30, 2003 compared with (euro)6.7 million in the corresponding period of 2002. Depreciation and amortization charges amounted to (euro)13.9 million in the first six months of 2003 compared with (euro)13.4 million in the corresponding period of 2002. Depreciation and amortization charges included goodwill amortization of (euro)4.1 million and (euro)4.6 million in the six months ended June 30, 2003 and 2002, respectively.

Other operations

Operating loss associated with other operations increased to (euro)4.2 million in the second quarter of 2003 from a loss of (euro)3.4 million in the second quarter of 2002. Similarly, operating loss associated with other operations increased to (euro)7.5 million in the six months ended June 30, 2003 from a loss of (euro)6.5 million in the six months ended June 30, 2002. Depreciation and amortization charges for other operations were (euro)1.6 million for the six months period ended June 30, 2003.

Discontinued operations

Operating profit reported from discontinued operations in the six months ended June 30, 2003 was (euro)3.8 million, which consisted of the gain on the sale of the Oil Field Chemicals business in January 2003.

Finance costs

Net interest expense amounted to (euro)12.2 million in the three months ended June 30, 2003 compared to (euro)15.3 million in the three months ended June 30, 2002. The net interest expense reduction of (euro)3.1 million in the second quarter of 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the prepayment of senior bank loans with the proceeds from the sale of the Oil Field Chemicals business.

The adverse change of (euro)11.9 million in other financial items is attributable mainly to foreign exchange gains and losses, which showed a gain of
(euro)0.2 million in the three months ended June 30, 2003 compared to a gain of
(euro)10.8 million in the three months ended June 30, 2002. The remaining
(euro)1.3 million of the increase results mainly from lower fair value gains from the interest rate swaps and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the Oil Field Chemicals business. Total finance costs increased to (euro)14.5 million in the second quarter of 2003 from (euro)5.8 million in the corresponding period of 2002.

Net interest expense amounted to (euro)26.0 million in the six months ended June 30, 2003 compared to (euro)30.9 million in the six months ended June 30, 2002. The net interest expense reduction of (euro)4.9 million in the first half of 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the prepayment of senior bank loans with the proceeds from the sale of the Oil Field Chemicals business.

The adverse change of (euro)19.2 million in other financial items is attributable mainly to foreign exchange gains and losses, which showed a loss of
(euro)1.5 million in the first six months of 2003 compared to a (euro)15.0 million gain in the first six months of 2002. The remaining (euro)2.7 million of the increase results mainly from lower fair value gains from the interest rate swaps and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the Oil Field Chemicals business. Total finance costs increased to (euro)32.9 million in the first six months of 2003 from (euro)18.7 million in the corresponding period of 2002.

Share of results in associates and joint ventures

Share of results in associates and joint ventures increased to a (euro)4.5 million profit in the second quarter of 2003 from a loss of (euro)0.8 million in the second quarter of 2002. Also, share of results in associates and joint ventures increased to a (euro)9.4 million profit in the six months ended June 30, 2003 from a loss of (euro)0.8 million in the six months ended June 30, 2002. The increase was mainly attributable to the performance of Dynea International's 40% investment in the Methanor v.o.f. joint venture. The share of result for the first six months of 2003 improved as a result of increasing methanol prices during the year.

Income tax expense

Income tax expense increased to (euro)3.5 million in the three months ended June 30, 2003 compared with (euro)1.7 million in the three months ended June 30, 2002. During the first six months in 2003, income tax expense increased to
(euro)17.2 million compared with (euro)3.1 million in the six months ended June 30, 2002 due to the tax effect of the disposal of the Oil Field Chemicals business.

Liquidity and financial condition

Dynea International's liquidity situation improved during the first six months in 2003, due to the sale of the Oil Field Chemicals business for gross proceeds of (euro)73.9 million and net proceeds after tax and expenses of around
(euro)55.0 million. It was agreed with the lenders under Dynea International's senior bank facility that (euro)25.0 million of these proceeds is used to prepay senior term loans. (euro)18.0 million was prepaid in the first quarter of 2003, and the remaining part was paid in the second quarter of 2003. Additionally, the Chemitec companies were acquired from Dynea Oy, the parent company of Dynea International, for a price of (euro)36.2 million and a capital contribution worth (euro)35.0 million was received from the owners of Dynea International. The lenders under Dynea International's senior bank facility also agreed to waive all breaches of financial covenants relating to the 12 months ending December 31, 2002.

In May 2003, Dynea International made the agreed prepayment of senior term loans of (euro)6.3 million, from proceeds related to the sale of the Oil Field Chemicals business. At the end of June 2003, Dynea International made a scheduled biannual repayment of senior term-loans of (euro)8.7 million. During the second quarter of 2003, (euro)1.5 million of short-term loans were repaid from the revolving credit facility, and consequently at the end of June 2003 the total balance drawn from Dynea International's revolving credit facility was
(euro)64.8 million, consisting of (euro)53.0 million short-term loans and
(euro)11.8 million guarantees and letters of credit. During the second quarter of 2003, a group contribution of (euro)5.0 million was received from the owners of Dynea International to further strengthen the balance sheet.

In the first six months of 2003, interest paid amounted to (euro)27.2 million and interest received totaled (euro)0.6 million. During the same period, working capital increased by (euro)13.1 million and cash levels decreased by (euro)4.9 million, resulting in a total cash balance of (euro)27.0 million at June 30, 2003 compared to (euro)31.9 million at December 31, 2002. Dynea International intends to continue to engage in efforts to reduce cash levels in order to reduce short-term loans and thereby net financial costs.

Dynea International was in compliance with all financial undertakings under its credit facilities for the 12 months ending June 30, 2003.

At June 30, 2003, Dynea International's net debt stood as follows:

                                    June 30, 2003           December 31, 2002
                                   ((euro)million)            ((euro)million)
Gross debt, nominal value                  534.5                      631.1
Capitalized fees                           -24.0                      -26.3
Gross debt, carrying value                 510.5                      604.8

Cash                                        27.0                       31.9
Marketable securities                        1.4                        1.4
Net Debt                                   482.1                      571.5

Dynea International has been advised that its parent, Dynea Oy, has purchased approximately 25% of Dynea International outstanding 12 1/4% notes due 2010 in open-market and privately negotiated transactions. It is Dynea International's understanding that, depending on market conditions and the trading price of the notes, Dynea Oy may from time to time purchase a limited number of additional notes in open-market or privately negotiated transactions.

Investing Activities

Investing activities generated cash of (euro)29.1 million in the first six months of 2003 compared to the cash used of (euro)8.9 million in the first six months of 2002. Acquisitions consisted of the purchase of the Chemitec companies totaling (euro)36.2 million, including (euro)1.2 million net cash, during the first six months of 2003. The disposal of the Oil Field Chemicals business generated (euro)73.9 million. Post-closing adjustments related to the sale of the Oil Field Chemicals business are pending and they may affect the final disposal value. Purchases of property, plant and equipment amounted to
(euro)11.3 million in the first half of 2003, of which approximately (euro)4.6 million related to investments in new plants in China, Thailand and the USA. The remaining capital expenditure of (euro)6.7 million was for replacement investments at several sites during the six months ended June 30, 2003 compared to (euro)8.9 million during the six months ended June 30, 2002. Other investing cash flow included a (euro)2.7 million sale of real estate in France and Poland.


Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International's business operations give rise to exposure to market risks due to changes in foreign exchange and interest rates. In addition, Dynea International's high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International's operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International's businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International's main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International's main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Dynea International has historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Its historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of June 30, 2003, Dynea International had (euro)222.1 million in syndicated long-term variable rate debt, of which (euro)76.0 million was hedged through LIBOR-based interest rate swaps, of which (euro)36.8 million were participating swaps. The participating swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. The swaps had a remaining average life of approximately 1.1 years, the first one maturing in October 2003. Capped interest rate for Norwegian kroner was 8%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.5 million, with those interest rates being below the capped interest rates.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International's interest rate derivatives outstanding as of June 30, 2003 and June 30, 2002 were negative (euro)0.7 and negative (euro)1.9 million, respectively.

  Interest Rate Swaps                   Notional
                                         Amount       Maturity
                                   ----------------   --------------------------
                                   ((euro) million)
Variable to Fixed:
     Norwegian kroner .........           36.8        October 2003
     U.S. dollar ..............           26.3        November 2004 / March 2005
     Canadian dollar ..........           12.9        March 2006

Short-term loans also involve interest rate risk. The Company mainly borrows under revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)53.8 million as of June 30, 2003.

Foreign Currency Exchange Rate Exposure

At June 30, 2003, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at June 30, 2003 included U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The net fair values of Dynea International's foreign exchange forward contracts that were outstanding as of June 30, 2003 and June 30, 2002, were positive (euro)1.1 million and (euro)6.8 million, respectively.

Procedures and Controls

Within the 90 days prior to the date of the report, Dynea International carried out an evaluation, under the supervision and with the participation of Dynea International's management of the effectiveness of the design and the operations of Dynea International's disclosure controls and procedures pursuant to Exchange Act Rule 13 a-14. Based upon that evaluation, Dynea International's management concluded that Dynea International's disclosure controls and procedures are effective. There were no significant changes in Dynea International's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Dynea International Oy and Subsidiaries
Consolidated condensed income statement



(unaudited) (all amounts in (euro) millions)

                                        3 months ended   3 months ended   6 months ended    6 months ended    12 months ended
                                         June 30,2003     June 30,2002     June 30,2003      June 30,2002     December 31,2002

Sales                                        253.1            245.0             500.8            483.2              955.8

Other operating income                         2.4              3.5               5.3              6.6               13.8

Expenses                                    (240.5)          (223.3)           (474.2)          (438.9)            (887.8)
Depreciation and Amortization                (13.0)           (13.4)            (25.8)           (27.0)             (53.8)
Profit on sale of operations                     -                -               3.8                -                  -
Restructuring and other related items            -                -                 -                 -               0.7
                                       ---------------------------------------------------------------------------------------
Operating profit                               2.0             11.8               9.9             23.9               28.7

Finance costs
  Interest expense, net                      (12.2)           (15.3)            (26.0)           (30.9)             (61.6)
  Other financial (expense)/income            (2.3)             9.6              (6.9)            12.3               11.6
Total finance costs                          (14.5)            (5.8)            (32.9)           (18.7)             (50.0)

Share of result
of associates and joint ventures               4.5              0.3               9.4             (0.8)               3.3
                                       ---------------------------------------------------------------------------------------
(Loss)/profit before income tax
and minority interests                        (8.0)             6.3             (13.6)             4.4              (18.0)
Income tax (expense)/benefit                  (3.5)            (1.7)            (17.2)            (3.1)               5.2
Minority interest                             (0.6)            (0.7)             (1.3)            (1.6)              (2.5)
                                       ---------------------------------------------------------------------------------------
Net (loss)/profit                            (12.1)             3.9             (32.1)            (0.3)             (15.3)
                                       =======================================================================================